Mail Stop 4561

July 19, 2006

Mr. James P. DeBlasio
President and Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303

      Re: **Internap Network Services Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Quarterly Period Ended March 31, 2006
              File No. 000-27265

Dear Mr. DeBlasio:

We have reviewed the above-referenced filings and your response letter dated June 26, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-4

1.   We note your response to prior comment numbers 1 and 2 in your letter dated June 26, 2006. You indicate that cost of customer support is also an important component of costs of revenue. In addition, it appears that certain costs included in customer support are direct costs of revenue. For example, it would appear that compensation of customer support employees is a direct cost of revenue, although this amount is excluded from the "direct cost of revenue" line item. As such, tell us what consideration you gave to clarifying the line item descriptions of each of your costs of revenue to indicate that direct costs of revenue do not include all direct costs and customer support is a cost of revenue.

2. Tell us the amount of depreciation excluded from "direct cost of revenue" in each of the periods presented. Indicate what consideration was given to disclosing this amount.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief